Exhibit 99.1

Orbotech Outlines Plan For Revenues in Excess of $1.25B Driving Non-GAAP

Net Income Margin to 21% - 23% by 2020

NEW YORK, November 6, 2017 | Orbotech Ltd., (NASDAQ: ORBK) a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products, today unveiled a new mid-term financial model at the Company’s Investor Day in New York. Orbotech’s model targets revenues exceeding $1.25 billion by 2020, resulting from organic growth opportunities driven by electronics megatrends such as connectivity (5G), automotive, artificial intelligence (AI), augmented reality (AR) and virtual reality (VR).

“In late 2014, we presented our current financial model and established revenue goals that we are pleased to announce we met in three years,” said Asher Levy, CEO of Orbotech. “We are now introducing Orbotech’s 2020 financial model, which reflects the Company’s potential organic growth from the $900 million revenue target that we set in 2014, to over $1.25 billion by 2020. We believe that we will achieve this target through our technological leadership, outstanding yield-enhancing and process-enabling solutions and customer service, and because we are uniquely positioned to leverage tremendous market growth opportunities.”

Under the 2020 financial model, revenues are planned to exceed $1.25 billion by 2020, with gross margins of 50%, research and development investment of 12%-14%, adjusted EBITDA margin of 27%-29% and non-GAAP net income margin of 21%-23%.  For more information about these non-GAAP metrics, see below under “Non-GAAP Financial Measures.”

Orbotech’s Q3 results, which were announced on November 1, 2017, marked another record quarter for the Company in revenues and profitability metrics. Orbotech is capitalizing on the underlying strength of the industries served and is leveraging its technological and operational excellence to outperform the competition.

The investor day began at 9:00 a.m. EST and is expected to conclude at approximately 1:00 p.m. EST.  A webcast of the presentation will be broadcast simultaneously through a link on the Investor events section of the Orbotech Ltd. website.  A replay of the webcast, as well as presentation materials, will remain available for 90 days on Orbotech’s investor relations website.

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com and www.spts.com

Cautionary Statement Regarding Forward-Looking Statements and Other Information

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties.  The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements.  These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control.  Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel and related criminal investigation (see below), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

In May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all operating losses for tax purposes available through the end of 2014, of approximately NIS 207 million (currently approximately U.S. $58 million) which amount includes related interest and linkage differentials (as of date of the Assessment).  All amounts related to the Assessment are given after application of the Company’s accumulated losses.  Approximately 80% of the amount of the Assessment, assuming that all accumulated losses are set off against the other matters included in the Assessment, relates to the following two matters: (1) the use of tax exempt profits derived from the Company's approved and benefitting enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (2) the purchase of shares of the Company by its foreign subsidiaries during the audit period.  The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter.  The Company intends vigorously to contest the ITA’s position on both of these matters and does not anticipate establishing a provision related to these matters.  The other significant item in the Assessment relates to the Company’s transfer pricing.  As of September 30, 2017, the Company’s tax provisions with respect to the audit period cover at least a majority of the remaining 20% of the Assessment.  However, because of the ongoing criminal investigation against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the audit period as well as in prior periods, the Company has not conducted a comprehensive independent review of the work of its employees and tax consultant involved in evaluating and establishing its tax positions, including with respect to this and certain other matters that are the subject of the Assessment.  The Company expects to begin this review process in connection with the preparation of its annual financial statements and annual report, however it cannot assure investors of the timing or outcome of such review.

If the Company’s evaluation of its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods.  The outcome of its review may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years.  The amount of the increase and/or the charge against earnings could be material with respect to the audit period and subsequent periods.  In addition, the Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years.  Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments.  The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed.  The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts or that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings.  The Company is subject to the foregoing and other risks detailed in those reports.  The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

This press release contains references to two non-GAAP financial measures in the Company’s mid-term financial model:  non-GAAP net income margin and Adjusted EBITDA.  Non-GAAP net income margin, which is a measurement of Orbotech’s net income as a percentage of its revenues, and excludes from net income charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles assets and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) certain tax impact; (v) share in losses/ profits of equity method investee; and/or (vi) charges associated with the financing activities related to the retirement of the Company’s credit Agreement entered into in 2014.

The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net, amounts associated with non-controlling interests and depreciation.  Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues.  Although the Company believes its presentation of adjusted EBITDA margin is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

The Company uses the non-GAAP measures in its mid-term financial model to supplement the Company’s financial results presented on a GAAP basis.  The expectations about these non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/ profits of equity method investee, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results.  Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes.  These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.  The Company believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods.  In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.  However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity-based compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation.  The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures in our mid-term financial model.  Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses.  Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from our new model.  This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions.  Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.  Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future.  The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures in the model.  This item is inconsistent in amount and frequency.  By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company.  Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

ORBOTECH COMPANY CONTACTS:

Rami Rozen	Tally Kaplan Porat

Director of Investor Relations	Director of Corporate Marketing

Tel: +972-8-942-3582	Tel: +972-8-942-3603

Investor.relations@orbotech.com	Tally-Ka@orbotech.com